Item 12.1

Deficiency of Earnings to Fixed Charges
(Unaudited)
(Dollar amounts in thousands)

Computation of Coverage of Fixed Charges:

	At December 31,					At March 31,

	1998	1999	2000	2001	2002	2002	2003

Net loss	$(39,912)	$(36,428)	$(39,014)	$(26,408)	$(29,126)	$(6,665)	$(8,419)
Provisions for income taxes	375	370	325	689	550	124	129
Add fixed charges (1):
Interest	23,261	27,210	27,809	30,306	33,037	8,126	8,389
Amortization of debt costs	1,004	1,488	1,589	1,178	2,001	495	513
Amortization of debt discount	215	215	215	190	147	43	32
Interest portion of rentals	174	145	158	179	198	47	54

Earnings available to cover fixed charges	(14,883)	(7,000)	(8,918)	6,134	6,807	2,170	698
Less fixed charges	24,654	29,058	29,771	31,853	35,383	8,711	8,988

Deficiency in the coverage of fixed charges	$(39,537)	$(36,058)	$(36,689)	$(25,719)	$(28,576)	$(6,541)	$(8,290)

(1)	For purposes of calculating the deficiency in the coverage of fixed charges, (i) fixed charges consist of interest on debt, amortization of discount on debt and capitalized interest and one-third of rental expense (which we estimate to represent the interest portion of such expense), and (ii) earnings consist of pre-tax income from operations and fixed charges (excluding capitalized interest) and include the amortization of capitalized interest.